(An exploration stage company)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2019 and 2018

UNAUDITED
_______________________

Auryn Resources Inc.
Condensed Consolidated Interim Statements of Financial Position

Unaudited (Expressed in thousands of Canadian dollars)
	As at June 30,	As at December 31,
	2019	2018

Assets

Current assets:
Cash	$2,126	$1,653
Marketable securities	239	186
Amounts receivable	91	57
Prepaid expenses and deposits	777	717

	3,233	2,613

Non-current assets:
Restricted cash and cash equivalents	115	115
Prepaid expenses and deposits	170	198
Mineral property interests (note 3(d))	39,443	39,072
Equipment	1,396	1,525
	41,124	40,910
Total assets	$44,357	$43,523

Liabilities and Equity

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	$1,045	$836
Flow-through share premium liability (note 4)	207	317

	1,252	1,153

Non-current liabilities:
Provision for site reclamation and closure (note 5)	2,061	1,891

Total liabilities	$3,313	$3,044

Equity:
Share capital	$128,042	$121,988
Share option and warrant reserve	8,587	6,937
Accumulated other comprehensive income	57	225
Deficit	(95,642)	(88,671)

Total equity	$41,044	$40,479

Total liabilities and equity	$44,357	$43,523

Subsequent events (note 14)

Approved on behalf of the Board of Directors:

"Shawn Wallace"	"Steve Cook"
Chief Executive Officer	Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Auryn Resources Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)
	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018

Operating expenses
Exploration and evaluation costs (note 6)	$2,425	$3,272	$3,200	$5,563
Fees, salaries and other employee benefits	1,868	814	2,401	1,301
Insurance	76	77	153	162
Legal and professional fees	105	85	172	138
Marketing and investor relations	442	394	692	742
Office and administration	133	123	253	218
Regulatory, transfer agent and shareholder information	77	58	144	140
	5,126	4,823	7,015	8,264

Other expenses (income):
Project investigation costs	45	39	86	57
Accretion of provision for site reclamation and closure	11	10	22	19
Interest and other income	(19)	(34)	(20)	(46)
Amortization of flow-through share premium	(78)	(459)	(110)	(615)
(Gain) loss on marketable securities	(53)	(14)	(53)	159
Foreign exchange loss (gain)	13	7	31	(3)
	(81)	(451)	(44)	(429)

Loss for the period	$5,045	$4,372	$6,971	$7,835

Other comprehensive loss (income), net of tax
Items that may be reclassified subsequently to profit or loss:
Unrealized currency loss (gain) on translation of foreign operations	94	(91)	168	(157)

Other comprehensive loss (income) for the period	94	(91)	168	(157)

Total comprehensive loss for the period	$5,139	$4,281	$7,139	$7,678

Basic and diluted loss per share (note 12)	$0.05	$0.05	$0.08	$0.09

Basic and diluted weighted average number of shares outstanding (note 12)	94,509,705	85,925,034	92,755,354	82,644,677

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Auryn Resources Inc.
Condensed Consolidated Interim Statements of Equity

Unaudited (Expressed in thousands of Canadian dollars, except share amounts)
				Accumulated other
	Number of		Share option and	comprehensive
	common shares	Share capital	warrant reserve	income (loss)	Deficit	Total

Balance at December 31, 2017	78,746,230	$105,870	$6,046	$(60)	$(70,997)	$40,859

Comprehensive income (loss) for the period	–	–	–	157	(7,835)	(7,678)
Shares issued pursuant to offering, net of share issue
costs and flow-through liability	7,107,211	10,543	–	–	–	10,543
Share options exercised (note 7 (b) iv)	70,000	70	(35)			35
Warrants exercised (note 7 (b) v)	15,000	33	(12)	–	–	21
Share-based compensation (note 8 (a))	–	–	439	–	–	439

Balance at June 30, 2018	85,938,441	$116,516	$6,438	$97	$(78,832)	$44,219

Balance at December 31, 2018	90,387,816	$121,988	$6,937	$225	$(88,671)	$40,479

Comprehensive loss for the period	–	–	–	(168)	(6,971)	(7,139)
Shares issued pursuant to offerings, net of share issue
costs (note 7 (b) i)	3,284,375	5,120	–	–	–	5,120
Share options exercised (note 7 (b) ii)	864,375	934	(449)			485
Share-based compensation (note 8 (a))	–	–	2,099	–	–	2,099

Balance at June 30, 2019	94,536,566	$128,042	$8,587	$57	$(95,642)	$41,044

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Auryn Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows

Unaudited (Expressed in thousands of Canadian dollars)
	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018

Cash (used in) provided by:

Operating activities:
Loss for the period	$(5,045)	$(4,372)	$(6,971)	$(7,835)
Items not involving cash:
Interest income	(19)	(34)	(20)	(46)
Accretion of provision for site reclamation and closure	11	10	22	19
(Gain) loss on marketable securities	(53)	(13)	(53)	159
Amortization of flow-through share premium	(78)	(459)	(110)	(615)
Unrealized foreign exchange loss	(7)	(15)	(3)	58
Share-based compensation (note 8(a))	1,890	380	2,099	439
Depreciation of fixed assets	61	65	127	129
Changes in non-cash working capital:
Amounts receivable	(44)	73	(33)	530
Prepaid expenses and deposits	155	105	(2)	61
Accounts payable and accrued liabilities	43	(289)	161	7
Cash used in operating activities	(3,086)	(4,549)	(4,783)	(7,094)

Investing activities:
Interest received	19	34	20	46
Purchase of equipment	–	(60)	–	(60)
Mineral property acquisition costs	(350)	(1,005)	(362)	(1,027)
Increase in reclamation bond	–	(53)	–	(53)
Cash used in investing activities	(331)	(1,084)	(342)	(1,094)

Financing activities:
Proceeds from issuance of common shares,
net of cash share issuance costs (note 7 (b))	(2)	–	5,120	11,290
Proceeds from share option and warrant exercises (note 7 (b))	40	49	485	56
Cash provided by financing activities	38	49	5,605	11,346

Effect of foreign exchange rate changes on cash	(3)	34	(7)	(32)

(Decrease) increase in cash	(3,382)	(5,550)	473	3,126

Cash, beginning of the period	5,508	11,150	1,653	2,474

Cash, end of the period	$2,126	$5,600	$2,126	$5,600

Supplemental cash flow information (note 10)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2019 and 2018

1.
Corporate information

Auryn Resources Inc. (the “Company” or “Auryn”) was incorporated on June 9, 2008, under the British Columbia Business Corporations Act.

The Company trades on the Toronto Stock Exchange under the symbol AUG.TO, and effective July 17, 2017 the Company’s common shares commenced trading on the NYSE-American under the symbol AUG. The Company’s principal business activity is the acquisition, exploration and development of resource properties in Canada and Peru.

The Company, through its wholly owned subsidiaries, owns the mineral concessions comprising the Committee Bay and Gibson MacQuoid mineral properties both located in Nunavut (note 3 (a)), as well as the Homestake Ridge Project in northwestern British Columbia (note 3 (b)). The Company has also secured rights to various mining concessions in southern Peru (note 3 (c)) which include the Sombrero and Huilacollo projects.

The head office and principal address of Auryn is located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

2.
Basis of presentation

(a)
Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the year ended December 31, 2018 except as follows:

●
Leases

In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset during the term of the lease. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets.

The Company has made the following elections under IFRS 16:

●
to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight-line basis for short term leases (lease term of 12 months or less) and low value assets; and

●
to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short-term leases.

The adoption of IFRS 16 did not have a material impact on the Company’s financial statements. Due to the seasonality of the Company’s exploration programs, its exploration and other contracts are short-term in nature and therefore are exempt from the recognition provisions of IFRS 16.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018, which were filed under the Company’s profile on SEDAR at www.sedar.com.

These condensed consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on August 13, 2019.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2019 and 2018

2.
Basis of presentation (continued)

 (b)
Basis of preparation and consolidation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for marketable securities that have been measured at fair value. The presentation currency is the Canadian dollar; therefore, all amounts, with the exception of per share amounts, are presented in thousands of Canadian dollars unless otherwise noted.

These condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control exists when the Company has power over an investee, exposure or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the Company’s returns.

Subsidiary	Place of incorporation	Functional Currency	Beneficial Interest
North Country Gold Corp. (“North Country”)	BC, Canada	CAD	100%
Homestake Resource Corporation (“Homestake”)	BC, Canada	CAD	100%
Corisur Peru, S.A.C. (“Corisur”)	Peru	USD	100%
Sombrero Minerales, S.A.C. (“Sombrero”)	Peru	USD	100%
Homestake Royalty Corporation (inactive)	BC, Canada	CAD	100%

All intercompany balances and transactions have been eliminated.

(c)
Critical accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the condensed consolidated interim financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates. The Company’s critical accounting judgments and estimates were presented in note 2 of the audited annual consolidated financial statements for the year ended December 31, 2018 and have been consistently applied in the preparation of these condensed consolidated interim financial statements. No new judgements were applied for the periods ended June 30, 2019 and 2018.

3.
Mineral property interests

(a)
Nunavut exploration projects

Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes approximately 300,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill Province of Nunavut. The Committee Bay project is subject to a 1% Net Smelter Royalty (“NSR”) on gold production, with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years of commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

Gibson MacQuoid

In 2017, the Company acquired a number of prospecting permits and mineral claims along the Gibson MacQuoid greenstone belt in Nunavut, Canada and staked additional claims in June 2019. The permits and claims are located between the Meliadine deposit and Meadowbank mine and cover approximately 120 km of strike length of the prospective greenstone belt and greater than 350,000 hectares collectively.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2019 and 2018

3.
Mineral property interests (continued)

 (b) Homestake Ridge

The Company, through its wholly owned subsidiary Homestake, owns a 100% interest in the Homestake Ridge project subject to various royalty interests held by third parties not exceeding 2%. The project covers approximately 7,500 hectares and is located in the Kitsault Mineral district in north western British Columbia. The project is being explored as a potential high-grade underground mining operation.

 (c) Peruvian exploration projects

Sombrero

The Sombrero copper-gold project, located in southern Peru, covers more than 120,000 hectares acquired through a combination of staking and option agreements which are outlined below:

i.
Alturas Option

On June 28, 2016, the Company entered into an option agreement (the “Alturas Option”) with Alturas Minerals Corp (“Alturas”) to acquire an 80% or 100% interest in the Sombrero concessions held by Alturas. In order to exercise the Alturas Option and acquire an 80% interest in the project, the Company must incur US$2.1 million in work expenditures within a five-year period. As of June 30, 2019 the Company has incurred US$1.6 million in work expenditures and made cash payments totalling US$0.2 million to Alturas, Upon the Company’s completion of the requirements to earn an 80% interest in the Sombrero Project, the parties shall form a 80:20 Joint Venture. For a period of one year after the formation of the Joint Venture, Alturas’ 20% interest shall be “free carried” and the Company shall have a right to acquire the Alturas 20% interest for US$5.0 million.

ii.
Mollecruz Option

On June 22, 2018 the Company entered an option agreement (the “Mollecruz Option”) giving the Company the right to acquire a 100% interest in the Mollecruz concessions which are key claims in the northern area of the Sombrero project. Under the Mollecruz Option, the Company may acquire a 100% interest, subject to a 0.5% NSR, through a combination of work expenditures and cash payments as detailed in the table below.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (June 22, 2018)	Completed	50	-
June 22, 2019*	Deferred*	50	150
June 22, 2020*		100	150
June 22, 2021*		200	500
June 22, 2022*		300	700
June 22, 2023*		900	1,500
Total		1,600	3,000

* Effective May 20, 2019, the Company formally declared the existence of a force majeure event under the Mollecruz Option thereby deferring the Company’s obligation to make the June 22, 2019 property payment and any subsequent property payments and work expenditures for a maximum of 24 months from the declaration date. To date, the Company has not been able to reach an access agreement with the local community in order to commence work in the region but has continued to have open communications with the community and continues to negotiate in good faith to obtain access to the property.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2019 and 2018

3.
Mineral property interests (continued)

(c)
Peruvian exploration projects (continued)

iii.
Aceros Option

On December 13, 2018 the Company entered a series of agreements (the “Aceros Option”) with Corporacion Aceros Arequipa S.A. (“Aceros”) giving the Company the right to option three key mineral concessions located within the Company’s Sombrero project. If the Aceros Option is exercised, a joint venture would be formed in which the Company would hold an 80% interest (Aceros – 20%). The joint venture would combine the 530 hectare Aceros concessions plus 4,600 hectares of Auryn’s Sombrero land position. The work expenditures and cash payments required under the agreement are as detailed in the table below.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (December 13, 2018)	Completed	140	-
December 13, 2019		60	150
December 13, 2020		250	500
December 13, 2021		350	1,500
December 13, 2022		-	3,000
Total		800	5,150

Huilacollo

On June 2, 2016, the Company acquired the rights to the Huilacollo epithermal property in the Tacna province of southern Peru, which is comprised of 2,000 hectares of intense hydrothermal alteration. The rights were acquired through an option agreement (the “Huilacollo Option”) with a local Peruvian company, Inversiones Sol S.A.C., under which the Company may acquire 100% interest (subject to a 1.5% NSR on precious metals buyable for US$2.5 million and a 2.5% NSR on base metals buyable for US$7.0 million) through a combination of work expenditures and cash payments as outlined in the table below. As of May 11, 2019, the Company had completed US$4.5 million of work expenditures under the Huilacollo Option and thus did not satisfy the accumulated work expenditure requirement of US$5.0 million at that date. As permitted by the Huilacollo Option, the Company instead made a cash payment of US$258,000 equal to 50% of the shortfall at the due date to keep the option in good standing.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (May 11, 2016)	Completed	250	-
May 11, 2018	Completed	500	2,000
May 11, 2019	Completed	-	3,000
May 11, 2020		250	-
May 11, 2021		250	2,000
May 11, 2022		7,500	-
Total		8,750	7,000

During 2017, the Company acquired the rights to certain mineral claims adjacent to the Huilacollo property known as Andamarca claims and Tacora claims. Under the terms of the acquisition agreements, the Company paid US$0.65 million on transferring the concessions in favour of Corisur. The Andamarca concession is subject to a 1.5% NSR of which 50% is buyable for US$2.5 million and the Tacora concession is subject to a 0.5% NSR of which 50% is buyable for US$0.5 million.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2019 and 2018

3.
Mineral property interests (continued)

(c)
Peruvian exploration projects (continued)

Baños del Indio

On September 26, 2016, the Company announced it had entered into an option agreement (the “Baños Option”) with a local Peruvian company, Exploandes S.A.C to earn a 100% interest in the Baños del Indio gold project located in the Tacna province of southern Peru, just 10 km to the north of the Company’s Huilacollo project.

Under the Baños Option, the Company may acquire a 100% interest, subject to a 3.0% NSR (50% being buyable for US$ 6.0 million), through a combination of work expenditures and cash payments as detailed in the table below.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (September 22, 2016)	Completed	100	-
September 22, 2017	Completed	100	-
September 22, 2018*	Deferred*	100	200
September 22, 2019*		200	250
September 22, 2020*		150	1,000
September 22, 2021*		2,500	2,000
Total		3,150	3,450

* Effective September 7, 2018, the Company declared the existence of a force majeure event under the Baños del Indio option thereby deferring the Company’s obligation to make the September 22, 2018 property payment and any subsequent property payments and work expenditures for a maximum of 24 months from the date of declaration. Despite the Company acting in good faith in its negotiations with the community, the Company, to date, has been unable to reach an access agreement in order to initiate its exploration program on the Baños properties. A local community worker has been hired to advocate for the Company and work towards the resolution of this matter.

(d) Costs capitalized as mineral property interests:

The following is a continuity of the Company’s mineral property acquisition costs:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Balance at December 31, 2017	$18,681	$16,060	$2,517	$37,258
Additions	-	-	1,392	1,392
Change in estimate of provision for site reclamation and closure (note 5)	190	-	-	190
Currency translation adjustment	-	-	232	232
Balance at December 31, 2018	$18,871	$16,060	$4,141	$39,072
Additions	11	-	362	373
Change in estimate of provision for site reclamation and closure (note 5)	148	-	-	148
Currency translation adjustment	-	-	(150)	(150)
Balance at June 30, 2019	$19,030	$16,060	$4,353	$39,443

4.
Flow-through share premium liability

As at June 30, 2019, the Company has a flow-through share premium liability of $207 (December 31, 2018 - $317) which relates to funds remaining from the non-brokered flow-through private placement completed on August 16, 2018.

Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date, as tax deductions generated by the eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2019 and 2018

4.
Flow-through share premium liability (continued)

Below is a summary of the 2018 flow-through financings and the related flow-through share premium liability generated by each financing:

	Shares issued	Flow-through share price	Premium per flow-through share	Flow-through premium liability
March 23, 2018*	1,091,826	$2.35	$0.67	$737
August 16, 2018	4,299,375	$1.60 - $1.87	$0.30 - $0.57	1,742
	5,391,201			$2,479
* Note that the March 23, 2018 flow-through shares were priced in USD with a flow-through price per share of US$1.82 and a flow-through premium of US$0.52 per share.

The following table is a continuity of the flow-through share funding and expenditures along with the corresponding impact on the flow-through share premium liability:

	Flow-through funding and expenditures
	BC	Nunavut	Total	Flow-through premium liability
Balance at December 31, 2017	$693	$-	$693	$185
Flow-through funds raised	1,870	8,023	9,893	2,479
Flow-through eligible expenditures	(1,826)	(7,590)	(9,416)	(2,347)
Balance at December 31, 2018	$737	$433	$1,170	$317
Flow-through eligible expenditures	(100)	(373)	(473)	(110)
Balance at June 30, 2019	$637	$60	$697	$207

5.
Provision for site reclamation and closure

The Company recognizes a provision for site reclamation and closure, which reflects the present value of the estimated amount of cash flows required to satisfy the asset retirement obligation in respect of the Committee Bay property. The components of this obligation are the removal of equipment currently being used at the site as well as costs associated with the reclamation of the camp housing and work sites on the property. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws, management’s intentions, and mining lease renewals.

The key assumptions on which the present value of the future estimated cash flows is based are:

●
Undiscounted cash flow for site reclamation of $2,564 (December 31, 2018 - $2,545)
●
Expected timing of future cash flows is based on mining leases expiration, which is between 2026 and 2035
●
Annual inflation rate 2% (December 31, 2018 - 2%)
●
Risk-free interest rate 1.68% (December 31, 2018 - 2.41%)

The present value of the liability for the site reclamation and closure provision at Committee Bay project is as follows:

	June 30, 2019	December 31, 2018

Opening balance	$1,891	$1,662
Accretion	22	39
Change in estimate	148	190
Closing balance	$2,061	$1,891

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2019 and 2018

6.
Exploration and evaluation costs

For the three months ended June 30, 2019, the Company’s exploration and evaluation costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$13	$3	$35	$51
Exploration Drilling	121	-	-	121
Camp cost, equipment and field supplies	64	5	92	161
Geological consulting services	31	12	214	257
Permitting, environmental and community costs	3	2	722	727
Expediting and mobilization	12	2	14	28
Salaries and wages	114	36	165	315
Fuel and consumables	7	-	10	17
Aircraft and travel	59	4	63	126
Share based compensation	106	57	459	622
Total for the three months ended June 30, 2019	$530	$121	$1,774	$2,425

For the three months ended June 30, 2018, the Company’s exploration and evaluation costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$87	$20	$53	$160
Camp cost, equipment and field supplies	136	34	142	312
Geological consulting services	36	25	278	339
Geophysical analysis	-	-	101	101
Permitting, environmental and community costs	58	30	530	618
Expediting and mobilization	63	40	14	117
Salaries and wages	298	94	169	561
Fuel and consumables	10	-	6	16
Aircraft and travel	857	4	43	904
Share based compensation	52	9	83	144
Total for the three months ended June 30, 2018	$1,597	$256	$1,419	$3,272

For the six months ended June 30, 2019 the Company’s exploration and evaluation costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$20	$11	$49	$80
Exploration drilling	121	-	-	121
Camp cost, equipment and field supplies	132	10	164	306
Geological consulting services	31	12	420	463
Permitting, environmental and community costs	9	4	873	886
Expediting and mobilization	12	2	19	33
Salaries and wages	189	62	232	483
Fuel and consumables	7	-	15	22
Aircraft and travel	63	4	73	140
Share based compensation	121	63	482	666
Total for the six months ended June 30, 2019	$705	$168	$2,327	$3,200

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2019 and 2018

6.
Exploration and evaluation costs (continued)

For the six months ended June 30, 2018 the Company’s exploration and evaluation costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$104	$27	$101	$232
Exploration drilling	128	-	307	435
Camp cost, equipment and field supplies	356	52	516	924
Geological consulting services	125	140	456	721
Geophysical analysis	2	-	101	103
Permitting, environmental and community costs	145	54	681	880
Expediting and mobilization	77	41	19	137
Salaries and wages	564	132	244	940
Fuel and consumables	10	-	9	19
Aircraft and travel	933	4	65	1,002
Share based compensation	63	10	97	170
Total for the six months ended June 30, 2018	$2,507	$460	$2,596	$5,563

7.
Share capital

(a)
Authorized

Unlimited common shares without par value.

Unlimited preferred shares - nil issued and outstanding.

(b)
Share issuances

Six months ended June 30, 2019:

i.
On March 27, 2019, the Company completed a non-brokered private placement for gross proceeds of $5,255. The placement consisted of 3,284,375 common shares (the “Shares”) priced at CAD$1.60 per Share (the “2019 Offering”). The Shares issued under the 2019 Offering are subject to a four-month hold period and were not registered in the United States.

Share issue costs related to the 2019 Offering totaled $135, which included $110 in commissions, and $25 in other issuance costs. A reconciliation of the impact of the 2019 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $1.60 per share	3,284,375	$5,255
Cash share issue costs	-	(135)
Proceeds net of share issue costs	3,284,375	$5,120

ii.
During the six months ended June 30, 2019, 864,375 shares were issued as a result of share options being exercised with a weighted average exercise price of approximately $0.56 for gross proceeds of $485 and $449 attributed to these share options was transferred from the equity reserves and recorded against share capital.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2019 and 2018

7.
Share capital (continued)

(b)
Share issuances (continued)

Six months ended June 30, 2018:

iii.
On March 23, 2018 the Company closed the “March 2018 Offering” by issuing a total of 6,015,385 common shares of the Company at a price of US$1.30 per share for gross proceeds of US$7.8 million.  The March 2018 Offering was completed pursuant to an underwriting agreement dated March 13, 2018 among the Company and Cantor Fitzgerald Canada Corporation and a syndicate of underwriters. In addition, the Company completed a concurrent private placement financing involving the sale of 1,091,826 flow-through common shares at a price equal to the Canadian dollar equivalent of US$1.82 per share, for gross proceeds of US$2.0 million. The proceeds from the sale of the March 2018 flow-through shares were used exclusively for exploration on the Company’s Committee Bay project.

Share issue costs related to the March 2018 Offering totaled $1,340, which included $756 in commissions, and $584 in other issuance costs. A reconciliation of the impact of the March 2018 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at US$1.30 per share	6,015,385	$10,054
Flow-through shares issued at US$1.82 per share	1,091,826	2,561
Share issue costs	-	(1,340)
Proceeds net of share issue costs	7,107,211	11,275
Flow-through share premium liability (note 4)	-	(737)
	7,107,211	$10,538

iv.
During the six months ended June 30, 2018, 70,000 shares were issued as a result of share options being exercised with a weighted average exercise price of $0.51 for gross proceeds of $35. Attributed to these share options, fair value of $35 was transferred from the equity reserves and recorded against share capital.

v.
During the six months ended June 30, 2018, 15,000 shares were issued as a result of share purchase warrants being exercised with a weighted average exercise price of $1.40 for gross proceeds of $21. Attributed to these share purchase warrants, fair value of $12 was transferred from the share option and warrant reserve and recorded against share capital.

8.
Share option and warrant reserves

(a)
Share-based payments

The Company maintains a Rolling Share Option Plan providing for the issuance of share options up to 10% of the Company’s issued and outstanding common shares at the time of the grant. The Company may grant share options from time to time to its directors, officers, employees and other service providers. The share options vest as to 25% on the date of the grant and 12½% every three months thereafter for a total vesting period of 18 months.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2019 and 2018

8.
Share option and warrant reserves (continued)

(a)
Share-based payments (continued)

The continuity of the number of share options issued and outstanding is as follows:

	Number of share options	Weighted average exercise price
Outstanding, December 31, 2017	4,810,000	$1.97
Granted	1,775,000	1.42
Exercised	(220,000)	0.91
Expired	(103,750)	2.35
Forfeited	(56,250)	1.60
Outstanding, December 31, 2018	6,205,000	$1.85
Granted	2,995,000	1.92
Exercised	(864,375)	0.56
Expired	(140,000)	2.02
Outstanding, June 30, 2019	8,195,625	$2.01

As at June 30, 2019, the number of share options outstanding and exercisable was:

	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
Aug 17, 2020	915,000	$1.30	1.13	915,000	$1.30	1.13
June 21, 2021	2,095,000	2.63	1.98	2,095,000	2.63	1.98
Jan 10, 2022	440,000	3.22	2.53	440,000	3.22	2.53
May 5, 2022	65,000	3.04	2.85	65,000	3.04	2.85
June 20, 2023	795,000	1.42	3.98	596,250	1.42	3.98
June 26, 2023	900,000	1.42	3.99	675,000	1.42	3.99
Feb 7, 2024	200,625	1.36	4.61	69,375	1.36	4.61
Apr 24, 2024	2,785,000	1.96	4.78	696,250	1.96	4.78
	8,195,625	$2.01	3.35	5,551,875	$2.09	2.74

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees and other service providers. During the three and six months ended June 30, 2019 and 2018 the Company recognized share-based compensation expense as follows:

	Three months ended		Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Recognized in net loss:
Included in exploration and evaluation costs	$622	$144	$666	$170
Included in fees, salaries and other employee benefits	1,239	226	1,396	259
Included in project investigation costs	29	10	37	10
	$1,890	$380	$2,099	$439

During the three and six months ended June 30, 2019, the Company granted 2,785,000 and 2,995,000 share options, respectively, to directors, officers, employees and other service providers. The weighted average fair value per option of these share options was calculated as $1.17 using the Black-Scholes option valuation model at the grant date.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2019 and 2018

8.
Share option and warrant reserves (continued)

(a)
Share-based payments (continued)

During the three and six months ended June 30, 2018, the Company granted 1,775,000 share options to directors, officers, employees and other service providers. The weighted average fair value per option of these share options was calculated as $0.75 using the Black-Scholes option valuation model at the grant date.

The fair value of the share-based options granted during the three and six months ended June 30, 2019 and 2018 were estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Risk-free interest rate	1.59%	1.97%	1.61%	1.97%
Expected dividend yield	Nil	Nil	Nil	Nil
Share price volatility	62%	67%	63%	67%
Expected forfeiture rate	0%	0%	0%	0%
Expected life in years	4.33	4.36	4.34	4.36

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The expected forfeiture rate and the expected life in years are based on historical trends.

9.
Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

(a)
Related parties

	Three months ended		Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Universal Mineral Services Ltd. 1
Exploration and evaluation costs:
Committee Bay and Gibson MacQuoid	$86	$107	$167	$283
Homestake	30	18	53	44
Peru	103	71	129	98
Fees, salaries and other employee benefits	99	139	191	303
Insurance	-	-	-	-
Legal and professional fees	-	6	-	6
Marketing and investor relations	22	18	40	18
Office and administration	105	96	199	171
Project investigation costs	11	-	15	6
Total transactions for the period	$456	$455	$794	$930
1.
Universal Mineral Services Ltd., (“UMS”) is a private company with certain directors and officers in common. Pursuant to an agreement dated March 30, 2012 and as amended on December 30, 2015, UMS provides geological, financial and transactional advisory services as well as administrative services to the Company on an ongoing, cost recovery basis.

The outstanding balance owing at June 30, 2019 was $258 (December 31, 2018 – $262). In addition, the Company had $150 on deposit with UMS as at June 30, 2019 (December 31, 2018 - $150).

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2019 and 2018

9.
Related party balances and transactions (continued)

 (b) Compensation of key management personnel

During the period, compensation to key management personnel, being the Company’s six executives and six non-executive directors, was as follows:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Short-term benefits provided to executives	$602	$655	$918	$1,007
Directors fees paid to non-executive directors	38	42	75	86
Share-based payments	1,328	208	1,467	226
	$1,968	$905	$2,460	$1,319

10. Supplemental cash flow information

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Increase (decrease) in cash related to:
Mineral property acquisition costs included in accounts payable	$11	$-	$11	$-
Deferred financing costs reclassified to share issue costs	-	-	-	10

11. Segmented information

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral resource properties.

Geographic segmentation of non-current assets is as follows:

June 30, 2019	Canada	Peru	Total

Restricted cash and cash equivalents	$115	$-	$115
Prepaid expenses and deposits, non-current	-	170	170
Equipment, net	1,314	82	1,396
Mineral property interests	35,090	4,353	39,443
	$36,519	$4,605	$41,124

December 31, 2018	Canada	Peru	Total

Restricted cash and cash equivalents	$115	$-	$115
Prepaid expenses and deposits, non-current	-	198	198
Equipment, net	1,428	97	1,525
Mineral property interests	34,931	4,141	39,072
	$36,474	$4,436	$40,910

12. Loss per share

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Net loss	$5,045	$4,372	$6,971	$7,835
Weighted average number of shares outstanding	94,509,705	85,925,034	92,755,354	82,644,677
Basic and diluted loss per share	$0.05	$0.05	$0.08	$0.09

All of the outstanding share options and share purchase warrants at June 30, 2019 and 2018 were anti-dilutive for the periods then ended as the Company was in a loss position.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2019 and 2018

13.
Financial instruments

The Company’s financial instruments consist of cash, marketable securities, amounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The following summarizes fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and
Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

As at June 30, 2019 and December 31, 2018 the only financial instruments measured at fair value were the Company’s marketable securities, which were classified under level 1 of the fair value hierarchy. No transfer occurred between the levels during the period.

The Company’s financial instruments are exposed to credit risk, liquidity risk, and market risks, which include currency risk and interest rate risk. As at June 30, 2019 the primary risks were as follows:

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

(i)
Foreign currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the Canadian dollar). As at June 30, 2019 and December 31, 2018 the Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars as follows:

	June 30, 2019	December 31, 2018

Financial assets denominated in foreign currencies	$81	$89
Financial liabilities denominated in foreign currencies	(23)	(57)
Net exposure	$58	$32

A 10% increase or decrease in the US dollar exchange rate would not have a material impact on the Company’s net loss.

(ii) Other price risk

Other price risk is the risk arising from the effect of changes in market conditions on the Company’s marketable securities. The Company is exposed to other price risk through its investment in Bravada Gold Corporation (“BVA”), which is listed on the TSX Venture Exchange.

A 10% increase or decrease in the BVA share price would not have a material impact on the Company’s net loss.

14.
Subsequent events

i.
July 2019 Flow-Through Private Placement

On July 11, 2019 the Company announced that it has completed a non-brokered flow-through private placement. The placement consisted of 633,334 flow-through common shares priced at CAD$3.00 per flow-through share for gross proceeds of $1,900.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2019 and 2018

14.
Subsequent events (continued)

ii.
Acquisition of Sambalay and Salvador Mineral Concessions

On August 2, 2019, the Company acquired the rights to the Sambalay and Salvador mineral concessions adjacent to the wholly owned Curibaya property in southern Peru. Collectively, the Curibaya project now covers approximately 11,000 hectares and is located 53 km from the provincial capital, Tacna, and 11km from the regional Incapuquio fault.

Under the terms of the mining concession transfer agreement with Wild Acre Metals (Peru) S.A.C., the Company will pay US$250,000 on transfer of the concessions in favour of Corisur. The Sambalay concessions are subject to a combined 3% NSR royalty, 0.5% of which is buyable for US$1.0 million. The Salvador concessions are subject to a 2% NSR royalty and a US$2.0 million production payment, payable at the time a production decision is made, and to secure payment of such consideration a legal mortgage is recorded in the registry files of the Salvador concessions.